Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

May 12, 2010

Global Volatility

Table of Contents

Global Volatility Outlook

Macro Divergence: Europe versus US Equity Volatility

VIX ETNs: A New Generation of Equity Volatility Products

Global Volatility Outlook

Sovereign credit concerns in Europe and, to a lesser extent, financial reform and scrutiny in the US have impacted US and European equities and credit markets.

SPX vs SX5E

1.25

1.00

0.75

0.50

0.25

1/3/2007 5/3/2007 9/3/2007 1/3/2008 5/3/2008 9/3/2008 1/3/2009 5/3/2009 9/3/2009 1/3/2010 5/3/2010

SPX SX5E

IG CDX 5Y vs ITRAXX EUROPE 5Y

300 200 100

0

1/2/2007 5/2/2007 9/2/2007 1/2/2008 5/2/2008 9/2/2008 1/2/2009 5/2/2009 9/2/2009 1/2/2010 5/2/2010

IG CDX 5Y ITRAXX EUROPE 5Y

Source: Barclays Capital, Bloomberg. Past performance is not indicative of future results.

Macro Divergence: Europe vs. US Equity Volatility

Sovereign Credit Crises in Europe means investors must appreciate the divergence in volatility across continents.

Spread between VIX and VSTOXX Volatility Indices

25 20 15 10 5 0

(5)

1/3/2000 1/3/2001 1/3/2002 1/3/2003 1/3/2004 1/3/2005 1/3/2006 1/3/2007 1/3/2008 1/3/2009 1/3/2010

Source: Barclays Capital, Bloomberg. Past performance is not indicative of future results.

VIX ETNS: A New Generation of Volatility Products

Since their launch in early 2009, VXX and VXZ have become tools to trade volatility …

both in terms of assets under management …

2,000 1,500 1,000 500

0

1/29/2009 3/29/2009 5/29/2009 7/29/2009 9/29/2009 11/29/2009 1/29/2010 3/29/2010

VXX AUM (x$1000) VXZ AUM(x$1000)

… and liquidity

1,200 900 600 300

0

1/29/2009 3/29/2009 5/29/2009 7/29/2009 9/29/2009 11/29/2009 1/29/2010 3/29/2010

VXX Traded Value (x$1000) VXZ Traded Value (x$1000)

Source: Barclays Capital, Bloomberg. Past performance is not indicative of future results.

European Volatility

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European Volatility

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European Volatility

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Risk Factors

RISK FACTORS

The iPath® ETNs linked to the S&P 500 VIX Short-Term Futures™ Index TR and the S&P 500 VIX Mid-Term Futures™ Index TR (individually, the “Underlying Index” or the “Index”) are unsecured promises of Barclays Bank PLC and are not secured debt. The ETNs are riskier than ordinary unsecured debt securities. The return on the ETNs is linked to the performance of the Underlying Index. Investing in the ETNs of any series is not equivalent to investing directly in the VIX Index.

Even If the Level of the Underlying Index at Maturity or Upon Redemption Is Greater than it Was on the Inception Date, an Investor May Receive Less than the Principal Amount of the ETNs

Since the investor fee reduces the amount of the return at maturity or upon redemption, and the investor fee and the redemption charge reduce the amount of the return upon early redemption, the Index underlying the ETNs will need to increase significantly in order for an investor to receive at least the principal amount of the investment at maturity or upon redemption.

An Investor Will Not Benefit from any Increase in the Level of the Underlying Index if Such Increase Is Not Reflected in the Index on the Applicable Valuation Date

If the positive effect of any increase in the level of the Index underlying the ETNs is insufficient to offset the negative effect of the investor fee (and in the case of early redemption, the redemption charge) between the inception date and the applicable valuation date (including the final valuation date), we will pay the investor less than the principal amount of the ETNs at maturity or upon redemption.

An Investor Will Not Receive Interest Payments on the ETNs or Have Rights in Respect of Any of the Futures Contracts Included in the Index

An Investor will not receive any periodic interest payments on the ETNs. As an owner of a series of the ETNs, an investor will not have rights that investors in the index components included in the Index underlying the ETNs may have.

The VIX Index Is a Theoretical Calculation and Is Not a Tradable Index

The VIX Index is a theoretical calculation and cannot be traded on a spot price basis. The settlement price at maturity of the VIX futures contained in the Index is based on this theoretically derived calculation. As a result the behavior of the futures contracts may be different from futures contracts whose settlement price is based on a tradable asset.

The Market Value of the ETNs May Be Influenced by Many Unpredictable Factors

The market value of the ETNs may fluctuate between the date an investor purchase them and the applicable valuation date. An investor may also sustain a significant loss if the ETNs are sold in the secondary market. We expect that generally the value of the index components and Underlying Index will affect the market value of the ETNs more than any other factor. Several other factors, many of which are beyond our control, will influence the market value of the ETNs. These factors interrelate in complex ways, and the effect of one factor on the market value of the ETNs may offset or enhance the effect of another factor.

The ETN Is Not Linked to the VIX Index and the Value of The ETN May Be Less Than It Would Have Been Had The ETN Been Linked to the VIX Index

The value of the ETNs will be linked to the value of the underlying Index, and the ability to benefit from any rise or fall in the level of the VIX Index is limited. The Index underlying the ETNs is based upon holding a rolling long position in futures on the VIX Index. These futures will not necessarily track the performance of the VIX Index. The ETNs may not benefit from increases in the level of the VIX Index because such increases will not necessarily cause the level of VIX Index futures to rise. Accordingly, a hypothetical investment that was linked directly to the VIX Index could generate a higher return than the ETNs.

The VIX Index Is A Measure of Forward Volatility of the S&P 500® Index and The ETN Is Not Linked to the Options Used to Calculate the VIX Index, to the Actual Volatility of the S&P 500® Index or the Equity Securities Included in the S&P 500® Index, Nor Will the Return on The ETN Be a Participation in the Actual Volatility of the S&P 500® Index

The VIX Index measures the 30-day forward volatility of the S&P 500® Index as calculated based on the prices of certain put and call options on the S&P 500® Index. The actual volatility of the S&P 500® Index may not conform to a level predicted by the VIX Index or to the prices of the put and call options included in the calculation of the VIX Index. The value of the ETNs is based on the value of the relevant futures on the VIX Index included in the Index underlying the ETNs. The ETNs are not linked to the realized volatility of the S&P 500® Index and will not reflect the return an investor would realize if an investor owned the equity securities underlying the S&P 500® Index or if an investor traded the put and call options used to calculate the level of the VIX Index.

Risk Factors (continued)

Changing Prices of the Futures Contracts Included in the Index May Result in a Reduced Amount Payable at Maturity or Upon Redemption

Each underlying Index is composed of futures contracts on the VIX Index. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, futures contracts normally specify a certain date for delivery of the underlying asset or for settlement in cash based on the level of the underlying asset. As the futures contracts that comprise the Indices approach expiration, they are replaced by similar contracts that have a later expiration. This process is referred to as “rolling”. The actual realization of a potential roll yield will be dependent upon the level of the related VIX Index price relative to the unwind price of the relevant VIX Index futures contract at the time of hypothetical sale of the contract. The contracts included in the Indices have not historically exhibited consistent periods of backwardation, and backwardation will most likely not exist at many, if not most times. Moreover, many of the contracts included in the Indices have historically traded in “contango” markets. The existence of contango in the futures markets could result in negative “roll yields”, which could adversely affect the value of the Index underlying the ETNs and, accordingly, decrease the payment an investor receive at maturity or upon redemption.

The Level of the VIX Index Has Historically Reverted to a Long-Term Mean Level and Any Increase in the Spot Level of the VIX Index Will Likely Continue To Be Constrained

In the past, the level of the VIX Index has typically reverted over the longer term to a historical mean, and its absolute level has been constrained within a band. It is likely that spot level of the VIX Index will continue to do so in the future, especially when the current economic uncertainty recedes. If this happens, the value of futures contracts on the VIX Index will likely decrease, reflecting the market expectation of reduced volatility in the future, and the potential upside of the investment in the ETNs will correspondingly be limited as a result.

The Indices and VIX Index Futures Have Limited Historical Information

The Indices underlying the ETNs were created in December 2008 and the index sponsor has published limited information about how the Indices would have performed had they been calculated in the past. In addition, futures on the VIX Index have only traded freely since March 26, 2004, and not all futures of all relevant maturities have traded at all times since that date.

Historical Levels of Comparable Indices Should Not Be Taken as an Indication of the Future Performance of any Index During the Term of the ETNs

It is impossible to predict whether any Index underlying the ETNs will rise or fall. The actual performance of the Indices over the term of their respective series of ETNs, as well as the amount payable at maturity or upon redemption, may bear little relation to the historical levels of comparable indices, which in most cases have been highly volatile.

Disclaimer

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering. BlackRock Fund Distribution Company assists in the promotion of the Securities. iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses. iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

Barclays Capital Inc. and its affiliates and BlackRock Fund Distribution Company and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

An investment in iPath ETNs linked to the performance of the S&P 500 VIX Short-Term Futures™ Index TR and the S&P 500 VIX Mid-Term Futures™ Index TR is subject to risks associated with fluctuations, particularly a decline, in the performance of each index. Because the performance of each index is linked to the CBOE Volatility Index (the “VIX Index”), the performance of each index will depend on many factors including, the level of the S&P 500® Index, the prices of options on the S&P 500® Index, and the level of the VIX Index which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of each index. Additional factors that may contribute to fluctuations in the level of each index include prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500® Index, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® Index and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500™”, “S&P 500 VIX Short-Term FuturesTM” and “S&P 500 VIX Mid-Term FuturesTM” are trademarks of S&P and have been licensed for use by Barclays. “VIX” is a registered trademark of the Chicago Board Options Exchange, Incorporated (“CBOE”) and has been licensed for use by S&P. The Securities are not sponsored, endorsed, sold or promoted by S&P or the CBOE. S&P and CBOE make no representation, condition or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities or in the ability of either index to track market performance.

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